

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 2, 2010

Ezra Green
Chief Executive Officer
Carbon 612 Corporation
200 Old Country Road, Suite 610
Mineola, NY 11501-4241

>   **Re: Carbon 612 Corporation**
>   **Form 10-12G**
>   **Filed February 3, 2010**
>   **File No. 000-53882**

Dear Mr. Green:

   We have reviewed your filing and have the following comments. Please note that this filing will become effective automatically by operation of law 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 3

1.   Please revise to describe the development of your business during the last three years, including the development of your business by Clear Skies Solar, Inc. For example, please describe:

   •   the development of the XTRAX wireless data monitoring system by Clear Skies Solar, Inc. prior to Carbon 612's acquisition of the patents and assets related to the XTRAX monitoring system and any operations of this business;

- the business purpose for Clear Skies Solar, Inc.'s assignment of the assets and patents related to its XTRAX wireless data monitoring system to Carbon 612 and the purpose for the resulting structure of the business; and
- why Clear Skies Solar, Inc. did not solicit shareholder approval from its shareholders before its assignment of its patents and assets related to the XTRAX system to Carbon 612.

2.   Please disclose the portion of Clear Skies' business that is represented by your business. Also, please explain how your business relates to Clear Skies' other operations.

3.   Please disclose whether Carbon 612 paid any consideration for the patents, patent applications, tangible assets and related liabilities related to the XTRAX wireless data monitoring system acquired from Clear Skies Solar, Inc.

4.   With a view toward clarified disclosure, please provide us objective support for the following statements in your document:

- your statement on page 3 that you expect XTRAX to generate high margin recurring revenues;
- your statement on page 4 that you expect that your program would become profitable after 8,000 units are installed;
- your statement on page 4 that you will offer the highest market value for renewable energy credits/Carbon Credit Market available from anticipated volume; and
- your statement on page 6 regarding superior technology, customer service and responsiveness.

Please also refer to Regulation S-K Item 10(b)(3) for guidance regarding disclosure of key assumptions.

Products and Services, page 3

5.   Please disclose who will purchase and install your potential product. For example, can residential users install the products themselves on existing systems? Must your product be installed by professionals?

6.   Please clarify the material hurdles that remain until your XTRAX remote monitoring system is ready for sale. From your revised disclosure, it should be clear which of the disclosed functions your proposed product currently can perform and why you have not yet received revenue from the proposed product.

XTRAX Recurring Revenue Model, page 4

7.   Please clarify how your service could provide "found money" if there are other methods to verify credits.

8.   Please clarify what you mean by "60,000 systems." Are these your systems that you have developed but not yet installed? If these are systems in which you could install your potential product, please provide us objective support for your disclosure.

Suppliers, page 5

9.   Please clarify your role in manufacturing your potential product. For example, will you assemble purchased parts, or will you outsource manufacturing?

10.   Please reconcile your disclosure that all components and parts are readily available with your disclosure of proprietary technology.

Competition, page 5

11.   With a view toward clarified disclosure, please tell us the basis for your statement that competitors may be in violation of your patent, including an analysis of why you believe your rights existed before competitors' rights. Also tell us:

   *   why you have not pursued these violations and whether the lack of enforcement of your patent rights creates a risk that you might have lost your rights; and
   *   whether your business model involves a significant focus on cash generated by patent enforcement as opposed to sales of your services.

12.   Please clarify who you mean by SMA.

13.   Please reconcile your statement that the market is neglected with your disclosure of competitors' products and services. Also clarify the basis for your statement on page 11 that the competitors' products and services are not reliable, verifiable or cost-effective.

Regulatory Matters, page 6

14.   Please disclose the "environmentally sensitive materials" used in your operations.

Government Subsidies and Incentives, page 6

15.   Please explain the operation of Renewable Energy Credits and the Carbon Credit Market. Explain how the credits and the related markets operate, who created the credits and markets, where the markets have been created, the geographic scope

of the credit programs, the sponsor of the credits, the duration of the credits, and when the credit programs expire.

16. Please disclose the process for Underwriters Laboratories listing, Federal Communications Commissions approval, and cellular network operator certification and the status of your product in those processes.

17. Please disclose the trends in government programs for solar energy products. For example, have government budgets or industry trends affected the resources available for such programs?

Intellectual Property, page 7

18. Please clarify what element of your potential product is protected by the patent.

19. Please disclose the date that your patent expires.

Item 1A. Risk Factors, page 7

20. You state that the risks and uncertainties you describe are not the only ones facing you. You must disclose all risks that you believe are material at this time. Please revise to remove the implication to the contrary, and add any risk factors necessary to make your revised statement true.

21. Please provide us your analysis of whether your securities are "penny stock" and, if so, whether that status creates a material risk to investors.

We are dependent upon key personnel whose loss…, page 8

22. Please disclose when your current president and chief executive officer anticipates he will resign from those positions, whether he anticipates retaining any positions with the company, and whether the company intends to search for a new president and chief executive officer before Mr. Ezra resigns.

Item 2. Critical Accounting Estimates, page 10

23. We note that you do not include a discussion of any critical accounting estimates or policies (*e.g.,* issuance of shares for services, revenue recognition, *etc.*). Please revise to include a discussion of those policies that result in the application of significant estimates and judgments. This discussion should include uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. You should address specifically why your accounting estimates or assumptions bear the risk of change. The reason may be that there is an uncertainty attached to the estimate or assumption, or it just may be difficult to measure or value. Equally important, you should address the questions that arise once the critical accounting estimate or

assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Refer to FR-72.

Overview, page 11

24.   Please clarify the market for your products and the systems that will use your products. We reference the "sub-100kw systems" discussed on page 11. Please clarify how your products will be used with these systems. Disclose whether these systems are the same as the 60,000 systems referenced on page 11. In addition, expand your discussion of the "aggregators" on page 12 to indicate how they are a party to your sales transactions, the services they will perform and fees they will charge. The reference to the "client present values" on page 4 should also be clarified along with a discussion of how this impacts your business or the pricing of your products.

Expenses, page 12

25.   Refer to the second paragraph. Please quantify the amount of expenses allocated to date.

Liquidity and Capital Resources, page 12

26.   We note there is substantial doubt that the company will continue as a going concern. We also note the discussion on page 12 that your current cash level may prevent commercializing the XTRAX in 2010. Please expand the discussion of your plan of operations to discuss the specific plans, time frame and milestones to fully develop your products. We note the discussion on page 3 that you have begun beta testing of the proprietary software and expect to commercially launch the XTRAX during 2010. You should also provide a discussion of your expected funding needs to fully develop your products and expected sources of this funding. Your discussion of liquidity and capital resources should also address the dollar amount of financing you believe is required to continue your business over the next twelve months and the potential consequences if you are not successful in obtaining this funding. For further guidance, refer to Item 303 of Regulation S-K and Securities Act Release 33-8350 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

27.   Please disclose the effect on your liquidity and ability to obtain capital of section 4(f) in exhibit 10.3. Add any appropriate risk factors.

Properties, page 13

28.   Please disclose the dollar amount of the allocated share mentioned in the last
        sentence of this section.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

29.   Please revise to disclose the natural persons who exercise voting power and/or
        investment power over the securities beneficially owned by Clear Skies Solar, Inc.
        and KHG Trust. In this regard, please tell us the relationship between your CEO
        and Nathan Green mentioned in exhibit 10.3. Also, include the disclosure
        required by Instruction 7 to Regulation S-K Item 403.

30.   We note your statement on page F-7 that the Carbon 612 shares owned by Clear
        Skies Solar, Inc. are pledged by Clear Skies Solar, Inc. to its lenders. Please
        revise to include the information required by Item 403(c) of Regulation S-K.

31.   Refer to the disclosure in the last row of the table. Given the relationship of your
        officers to Clear Skies Solar, Inc., it is unclear how your officers would not at
        least indirectly share beneficial ownership of your shares held in the name of
        Clear Skies as defined by Rule 13d-3. Please advise or revise.

32.   With a view toward disclosure regarding the ownership caps mentioned in the
        footnotes, please tell us:

        • whether the caps are easily waivable, particularly if the caps are in contracts
          with your controlling shareholder or shareholders on whom you are
          dependent;
        • the mechanism by which the caps will be enforced;
        • whether ownership caps have been included in any other securities issued by
          you or Clear Skies, and if so, whether the caps have been enforced in practice;
          and
        • whether the caps can be avoided by transferring the securities to an affiliate of
          the holder.

33.   Footnote 2 refers to two figures in the table; however, the text of the footnote
        refers to three figures "respectively." Please clarify.

Item 5. Directors and Executive Officers, page 14

34.   Please expand your disclosure here and elsewhere in your document as
        appropriate to comply with the disclosure requirements in Release 34-61175.

35.   We note that you state that the biographies of the executive officers and director
        include information related to service by the persons to Clear Skies Solar, Inc.'s

subsidiary, Clear Skies Group, Inc. Please tell us why you have not included the service by the persons to Clear Skies Solar, Inc.

36.   Please revise to provide the time periods for when Mr. Goldberg served as CFO of Milestone Scientific, Inc., and as the Chief Administrative and Financial Officer for St. Luke's School.

37.   Please revise to disclose Mr. Oliveri's position at Clear Skies Group, Inc. Please also disclose the meaning of the term "CSG."

Item 7. Certain Relationships and Related Transactions…, page 15

38.   Regarding your acquisition of assets from Clear Skies, please provide all disclosure required by Regulation S-K Item 404(c)(1)(ii).

39.   Refer to your statement in the penultimate paragraph that you have not provided a complete summary of the terms of the transactions. With a view toward clarified disclosure, please tell us which material terms you have omitted.

40.   Please quantify the "allocable share" of the costs to be paid to Clear Skies. Also disclose the amount you paid to Clear Skies to date for the costs mentioned in the last paragraph of this section.

Item 10. Recent Sales of Unregistered Securities, page 17

41.   Please revise to disclose the adjustment to which the exercise price of the warrants is subject.

42.   Please quantify the November 2009 split.

Description of the Registrant's Securities to be Registered, page 17

43.   With a view toward disclosure, please tell us the terms of the "Convertible Note" mentioned in exhibit 10.4. Also tell us when you issued the note and why you have not filed it as an exhibit to the registration statement.

44.   Please disclose when your securities can be resold pursuant to Rule 144. Also disclose any agreements or plans to register your securities for resale.

45.   Please disclose how the authorized preferred stock may be used to affect the rights of the common stockholders. Also disclose the anti-takeover effect of preferred stock and the unissued common stock. Add any appropriate risk factors.

Financial Statements
General

46.   Please update the financial statements when required by Article 8 of Regulation
        S-X.

Statements of Operations, page F-4

47.   We note that you have two full time employees and three executive officers and
        as noted on page 15 no compensation was paid to your executive officers from
        inception to December 31, 2009. Please tell us whether your officers or
        employees provided any services from inception through December 31, 2009 and
        if so, where these costs are included in your financial statements.

48.   Please tell us whether you occupied any office space from inception through
        December 31, 2009. If so, tell where the related costs have been recorded in your
        financial statements. We also note the disclosure on page 12 that the Company's
        major shareholder will be allocating corporate expenses such as rent and payroll
        starting January 1, 2010. Please clarify why no allocation was performed prior to
        January 1, 2010.

Statements of Stockholders' Equity, page F-5

49.   Please revise your financial statements, including your statements of
        stockholders' equity, to give retroactive application to the stock split and reflect
        this as of the earliest period presented. Please see the guidance in SAB Topic 4.C.

Statements of Cash Flows, page F-6

50.   We note that accounts payable increased from zero to $27,907 during 2009.
        Please tell us why the change in accounts payable in your statements of cash
        flows was $8,030 for the year ended December 31, 2009.

51.   We note from your statements of stockholders' equity that gross proceeds from
        the sale of common stock were $150,000 and net proceeds were $112,500 during
        fiscal 2009. Please tell us how this agrees with the cash proceeds of $120,000 on
        the statements of cash flows.

Note 1. Nature of Operations, page F-7

52.   We reference the discussion in Note 1 regarding your ability to continue as a
        going concern. Please revise to disclose your specific viable plan of operations,
        including your time frame and expected funding needs to fully develop your
        products and services. In addition, disclose the expected sources of your
        financing needs. Please clarify the reference on page F-7 of the need to perform
        further work to XTRAX before it can be offered to the market. The specific

plans to address the threat of the going concern issues and the plans to resolve the doubts about the entity's continued existence should be discussed. Please refer to FRC 607.02.

Note 3. Related Party Transactions, page F-10

53.   We note that the warrants issued in 2009 contain anti-dilution provisions and may be exercised on a cashless basis. We also note the discussion on page F-10 that if you issue shares of your common stock at less than the exercise price, the exercise price of the warrants will automatically be reduced to the lower price and the number of shares to be issued upon exercise will be proportionately increased. Please tell us how you considered the guidance in FASB ASC 815-10 in assessing whether the warrants should be accounted for as derivatives and reported as liabilities at fair value. In that regard, please note that a down round provision may preclude a conclusion that an instrument is indexed to your stock. For guidance, please refer to FASB ASC 815-40-15-5 and 815-40-55-33 and -34.

54.   In addition, please expand the discussion on page F-10 to indicate the circumstances when the number or shares to be issued upon exercise will be proportionately increased. Please also describe cashless exercise provisions.

55.   Please tell us where the $60,000 value of the warrants discussed on page F-10 has been recorded in your financial statements.

Exhibits

56.   Please file all material contracts. For example, please file the lease agreement with Clear Skies Solar, Inc. and the agreement with Clear Skies Solar, Inc. regarding the reimbursement of employee salaries.

Exhibit 10.2

57.   Please file all schedules to this exhibit.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Legal Branch Chief

cc (via facsimile): Jeff Cahlon – Sichenzia Ross Friedman Ference LLP